UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINAN[redacted]

04049232

November 4, 2004

Eric Sherbet
Corporate Counsel
Avaya Inc.
Room 3C-622
211 Mt. Airy Road
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/4/2004

Re: Avaya Inc.
Incoming letter dated October 14, 2004

Dear Mr. Sherbet:

This is in response to your letter dated October 14, 2004 concerning the shareholder proposals submitted to Avaya by Robert D. Morse. We also have received a letter from the proponent dated October 25, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
NOV 10 2004
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

AVAYA

October 14, 2004

Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Avaya Inc. – Shareholder Proposals of Robert D. Morse

Ladies and Gentlemen:

This letter requests that the staff of the Division of Corporation Finance (the "Staff") advise Avaya Inc. ("Avaya" or "Company") that it will not recommend any enforcement action to the Securities and Exchange Commission ("Commission" or "SEC") if the Company omits from its proxy statement to be filed for the upcoming 2005 annual shareholders' meeting, for the reasons outlined below, the shareholder proposals received by Avaya from Robert D. Morse ("Proponent"). In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), we have enclosed six (6) paper copies of our no-action request and its exhibits, including both of Mr. Morse's proposals. As required by Rule 14a-8(j)(1), a copy of this letter is also being sent to Mr. Morse.

<u>Summary</u>

On September 1, 2004, Avaya received a letter from the Proponent, dated August 29, 2004, together with a proposal related to Avaya's proxy card ("Original Proposal"). *See* Exhibit A. As more fully described below, the Original Proposal is unclear as to whether it applies to all matters to be voted on at Avaya's annual meeting or solely to the election of directors. Avaya sent a letter to the Proponent ("Avaya's Response Letter"), dated September 14, 2004, advising the Proponent that Avaya is planning to exclude the Original Proposal from its proxy materials in connection with its 2005 annual meeting of shareholders. *See* Exhibit B. On September 20, 2004, Avaya received a letter of response from the Proponent, dated September 16, 2004, together with a revised proposal ("Revised Proposal" and together with the Original Proposal, the "Proposals"). *See* Exhibit C.

As more fully described in this letter, Avaya believes both the Original Proposal and the Revised Proposal may be excluded from its 2005 proxy statement for the following reasons:

- The Revised Proposal was received after the deadline set forth in Rule 14a-8(e);
- To the extent it is intended to apply to voting on matters other than the election of directors, the Original Proposal has been substantially implemented and is therefore, excludable under Rule 14a-8(i)(10);
- Even if the Staff determines that the Revised Proposal may not be excluded under Rule 14a-8(e), both the Original and Revised Proposals may be excluded from Avaya's 2005 proxy materials for the following reasons:
  - to the extent the Original Proposal is intended to apply to voting on the election of directors, both Proposals are excludable because they
    - relate to the election of directors and are therefore excludable under Rule 14a-8(i)(8);
    - are rendered moot and are therefore excludable under Rule 14a-8(i)(10); and/or
    - would require Avaya to include misleading statements in its proxy materials in violation of Rules 14a-8(2) and (3);
  - both the Original Proposal, in its entirety, and the Revised Proposal are incapable of being implemented because they require a change to the voting cards for the very meeting at which they would be presented for a vote;

This letter respectfully requests that the Staff advise the Company that it will not recommend enforcement action to the Commission if Avaya excludes both the Original Proposal and the Revised Proposal from its 2005 proxy materials for one or more of the reasons set forth above and as more fully described in this letter. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

Detailed Analysis of Bases for Exclusion

I. Analysis Supporting Exclusion of the Revised Proposal under Rule 14a-8(e):

Rule 14a-8(f) allows companies to exclude proposals that fail to satisfy one or more of the procedural requirements set forth in Rule 14a-8. Among these procedural requirements is Rule 14a-8(e), which requires a shareholder to submit a proposal not less than 120 days before the date of the proxy statement for the prior year's annual meeting. In Staff Legal Bulletin No. 14, the Staff stated that a company may, but is not required to accept revisions to a previously submitted proposal. In addition, the Staff indicated that a revised proposal could be subject to exclusion under Rule 14a-8(e).

On September 20, 2004, Avaya received a response from the Proponent that included a letter and his Revised Proposal. *See* Exhibit C. As the Company received the

Revised Proposal after the September 15, 2004 deadline applicable to shareholder proposals under Rule 14a-8(e), as disclosed in Avaya's most recent proxy statement, Avaya is not obligated to accept the Revised Proposal. We would note for the Staff's information that in 2001 the Proponent submitted a proposal to Avaya for inclusion in its 2002 proxy materials that is nearly identical to the Revised Proposal and has submitted a nearly identical proposal to several companies over the past few years.[1] Accordingly, Avaya believes that the Proponent has had significant opportunity to carefully consider the precise of language of the proposal and therefore, an opportunity to submit revisions after the deadline is not warranted.

This letter respectfully requests that the Staff advise the Company that it will not recommend enforcement action to the Commission if we exclude the Revised Proposal from our 2005 proxy statement for the reasons outlined above.

II. Analysis Supporting Exclusion of the Original Proposal Based on Rule 14a-8(i)(10)

Rule 14a-8(i)(10) allows companies to exclude shareholder proposals if, "the company has already substantially implemented the proposal." In the Proponent's Original Proposal it requests that, "Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting." The Proponent does not specify whether the Original Proposal applies to all matters which may be brought before the annual meeting for a vote or whether it is intended to apply only to the election of directors. To the extent the Original Proposal applies to matters other than the election of directors, the Original Proposal may be excluded under Rule 14a-8(i)(10) as it has been substantially implemented. In each of its proxy cards since its first shareholder meeting in 2002, the Company has included an "Against" voting option for all matters other than the election of directors. As such, pursuant to Rule 14a-8(i)(10), Avaya requests the Staff's concurrence that the Company may exclude the Original Proposal, to the extent that it applies to matters other than the election of directors, from its proxy materials.

To the extent the Original Proposal is intended to apply to the election of directors, Avaya believes it may exclude the Original Proposal from its 2005 proxy materials for the reasons set forth below.

III. Analysis Supporting Exclusion of both the Original Proposal and the Revised Proposal

[1] We would also note that the Proponent's 2001 proposal was included in Avaya's 2002 proxy materials, but the Proponent failed to appear or send a representative to appear on his behalf at Avaya's 2002 annual meeting to present such proposal.

Even if the Staff determines that the Revised Proposal may not be excluded from Avaya's 2005 proxy materials under Rule 14a-8(e), Avaya believes that the Revised Proposal may be excluded from its 2005 Proxy Materials for the reasons set forth in this Section III. In addition, Avaya believes the Original Proposal may be excluded from its 2005 proxy materials (i) to the extent it relates to voting on matters other than election of directors, for the reason set forth in Section II above; and (ii) to the extent it relates to voting on the election of directors, for the reasons set forth in Sections III.A, III.B and III.C below. Alternatively, Avaya believes the Original Proposal in its entirety may be excluded from its 2005 proxy materials for the reasons set forth in Section III.D below.

A. <u>Analysis Supporting Exclusion of the Proposals under Rule 14a-8(i)(8):</u>

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal relates to an election for membership to the company's board of directors. The Original Proposal states: "[b]y voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration." Similarly, the Revised Proposal states: "[v]oting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position."

The fourth paragraph of both supporting statements of the Proposals implicitly recommends that shareholders vote against the election of the Company's director nominees. The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. In Phillips-Van Heusen Corp. (avail. April 6, 1999), involving a proposal by Mr. Morse, a paragraph in the supporting statement included a recommendation by Mr. Morse that shareholders vote against the company's nominees for director. The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference. Avaya would further argue that the inclusion of these statements, together with a proposal that, as described below, has been shown in numerous instances to have no legal effect under Delaware law, effectively renders the Proposals nothing more than a statement against the incumbent board and therefore, related to the election of directors and excludable under Rule 14a-8(i)(8).

For the reasons described above, the Company believes that it may omit the Proposals pursuant to Rule 14a-8(i)(8). The Company respectfully requests the Staff's concurrence that Avaya may omit the Proposals pursuant to Rule 14a-8(i)(8).

B. <u>Analysis Supporting Exclusion of the Proposals Based on Rule 14a-8(i)(10):</u>

Both the Original Proposal, to the extent it is intended to relate to the election of directors, and the Revised Proposal, are moot because Avaya's current proxy card and a proxy card revised as proposed by the Proposals would produce the identical result in determining which director nominee is elected to Avaya's board. As more fully discussed below, an "Against" vote has no legal effect in an election of directors governed by a plurality voting system and therefore, the same result would occur in an election of directors whether or not the Proposals were implemented. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release 34-20091 (August 16, 1983).

For the reasons described above, the Company believes that it may omit the Proposals pursuant to Rule 14a-8(i)(10). The Company respectfully requests the Staff's concurrence that Avaya may omit the Proposals pursuant to Rule 14a-8(i)(10).

C. Analysis Supporting Exclusion of the Proposals under Rule 14a-8(i)(2) and Rule 14a-8(i)(3):

Revising the form of proxy for elections of directors as suggested by the Proposals would cause Avaya to violate Rule 14a-9 of the proxy rules, accordingly the Company may properly omit the Proposals pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

The Original Proposal states, "that Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting." The Revised Proposal states, "that Management and Directors return the word 'Against' to all voting cards in the vote for Directors for the Year 2005 meeting." Rule 14a-8(i)(2) permits the omission of a shareholder proposal if implementing the proposal would cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Avaya believes that revising the form of proxy for elections of directors as implied by the Proposals would require the Company to violate these rules, and as such Avaya may properly omit the Proposals under Rules 14a-8(i)(2) and 14a-8(i)(3).

Implementing the Proposals would require Avaya to permit shareholders to mark their proxies as votes "Against" director nominees. Section 216 of the Delaware General Corporation Law, as amended ("DGCL"), states that, unless provided otherwise in a particular corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Neither Avaya's certificate of incorporation nor the Company's by-laws opts out of or otherwise deviates from Delaware's statutory rule of plurality voting. *See* Exhibit D & Exhibit E.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "Against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for the nominee's election, that nominee would nonetheless be elected so long as the votes for the director's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any legal effect. Avaya therefore believes that because applicable state law would give no effect to a vote "Against" a nominee, to include this choice on the form of proxy would be misleading in violation of Rule 14a-9 as it would cause shareholders to believe that an "Against" vote would have legal effect.

When the Commission adopted the amendments to Rule 14a-4 in 1979 the Commission itself reached the same conclusion, stating that, "[w]ith respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule."

Precedents for exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(3):

In 2002 and 2003, the Staff granted no-action relief under Rule 14a-8(i)(2) to several companies with respect to shareholder proposals significantly similar, if not nearly identical, to the Proposals received by Avaya. Many of these proposals were submitted by the Proponent. The Staff found that implementing such proposals would result in the companies' proxy materials being false or misleading under Rule 14a-9 where the companies' governing instruments do not opt out of the plurality voting that is otherwise specified under the law of the company's state of incorporation. A number of these no-action letters were issued permitting Delaware corporations that are subject to plurality voting to omit such a proposal under Rule 14a-8(i)(2). See, *General Motors Corporation* (avail. April 2, 2003); *Mattel, Inc.* (avail. February 21, 2003); *AT&T Wireless Services, Inc.* (avail. January 24, 2003); *Citigroup Inc.* (avail. January 2, 2003); *Lucent Technologies Inc.* (avail. November 18, 2002); *Visteon Corporation* (avail. February 20, 2002); *Coca-Cola Company* (avail. February 6, 2002). As with the above precedents, Avaya requests that the Staff agree to take no action if the Company excludes the Proposals under Rule 14a-8(i)(2) because (i) the Company is a Delaware corporation, (ii) Delaware corporate law provides that directors shall be elected by plurality vote unless a company's certificate of incorporation or bylaws provide otherwise, (iii) the Company has not adopted any provision in its certificate of incorporation or bylaws to opt out of plurality voting for directors, and (iv) under the laws of Delaware in an election of directors where directors are elected by plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director. Accordingly, providing for votes against directors in the Company's proxy would be misleading in violation of Rule 14a-9 of the proxy rules. As such Avaya believes that we may omit the Proposals under Rule 14a-8(i)(2) because the revisions requested by the Proposals would be false and misleading in violation of Rule 14a-9.

More specifically, in February of 2002, the staff considered proposals submitted by the Proponent to Visteon Corporation and the Coca-Cola Company in which the proposals read: "Remove the word 'Except' and re-apply the word 'Against' in the Vote For Directors column." In January of 2003, the staff considered a proposal submitted by the Proponent to Mattel, Inc. in which the proposal again stated: "Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column."

Each of Visteon, Coca-Cola and Mattel argued, that the implementation of this first sentence would violate the proxy rules and that Mr. Morse's proposal was therefore excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3). The arguments successfully utilized by Visteon, Coca-Cola, and Mattel, also Delaware corporations, were similar to the argument set forth above, namely, that their respective charters did not deviate from Delaware's statutory default rule of plurality voting, and therefore that implementation of the proposals would violate Rule 14a-4 and 14a-9.

In all three instances, Visteon, Coca-Cola, and Mattel, the Staff concurred that the registrants could exclude the entire proposal pursuant to Rule 14a-8(i)(2), stating: "There appears to be some basis for your view that [Visteon/Coca-Cola/Mattel] may exclude the proposal under rule 14a-8(i)(2). In this regard, because [Visteon's/Coca-Cola's/Mattel's] governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in [Visteon's/Coca-Cola's/Mattel's] proxy materials being false or misleading under rule 14a-9."

The Proposals submitted to Avaya seek a nearly identical change to the Company's proxy card and therefore the implementation of either of the Proposals would require Avaya to follow a procedure that the Commission has rejected as misleading to shareholders. Avaya would be required to format its proxy card in a manner inconsistent with Rule 14a-4(b)(2) and its proxy card would be misleading, in violation of Rule 14a-8(i)(3) because it would give stockholders the misimpression that "Against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in Visteon, Coca-Cola and Mattel. As such Avaya's position that the Proposals are misleading and may be omitted under Rules 14a-8(i)(2) and 14a-8(i)(3) is a valid basis to exclude the Proposals from the Company's proxy materials.

Accordingly, Avaya respectfully requests that the Staff concur with the Company's position that we many exclude the Proposals under Rules 14a-8(i)(2) and 14a-8(i)(3).

D. Analysis Supporting Exclusion of the Proposals under the general rules of Rule 14a-8 and more specifically Rule 14a-8(i)(6):

Both the Original Proposal and the Revised Proposal ask that Avaya's shareholders approve, at the 2005 annual meeting changes to the Company's proxy cards "for the Year 2005 meeting." Avaya would be incapable of implementing such a change as proposed. The Proposals call for a vote of shareholders at the 2005 meeting to change the voting cards for the 2005 meeting. If either Proposal were to obtain the requisite shareholder approval at the 2005 annual meeting, Avaya would lack the power to implement the proposal 2005 annual meeting will have been held and completed.

Avaya believes that under the general principles of Rule 14a-8, the Proposals should be excluded on the grounds that they are incapable of being implemented as drafted by the Proponent. More specifically, Avaya believes both Proposals are excludable under Rule 14a-8(i)(6) as Avaya would lack the power to implement either Proposal if passed. Accordingly, the Company believes that it can exclude the Proposals under the general principles of Rule 14a-8 and Rule 14a-8(i)(6) and respectfully requests that the Staff concur with the Company's view.

Conclusion

For the reasons set forth above, Avaya believes that it may omit both the Original Proposal and the Revised Proposal from the Company's 2005 proxy materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (908) 953-4961 or, in my absence, my colleague Frank Mahr at (908) 953-3918.

Sincerely,

Eric Sherbet

Eric Sherbet
Corporate Counsel

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Frank Mahr, Esq.

Exhibit List

Exhibit A	Proponent's letter, dated August 29, 2004, and the Original Proposal
Exhibit B	Avaya's response letter, dated September 14, 2004, to the Original Proposal
Exhibit C	Proponent's Response letter dated September 16, 2004, and the Revised Proposal
Exhibit D	Avaya's certificate of incorporation
Exhibit E	Amended and Restated By-Laws of Avaya Inc., approved November 2, 2000 and amended July 18, 2002

Exhibit A Proponent's letter, dated August 29, 2004, and the Original Proposal

(See Attached)

212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711

August 29, 2004

Office of The Secretary
Avaya Communications
211 Mount Airy Road
Basking Ridge, NJ 07920

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but may be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar count, and has been taking 7 to 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 30, 2004

Office of The Secretary
Avaya Communications
211 Mount Airy Road
Basking Ridge, NJ 07920

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"— Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse

Robert D. Morse

ODE TO EVELYN DAVIS

These rhymes are for stress relief.
Not part of the presentation.

EXPRESS YOURSELF

To express yourself, and be understood,
Place your words neatly, like stacking wood.
Train your thoughts in proper sequence,
And you can produce a useful sentence.
Station yourself where listeners see your face,
Speak up clearly, so your proposal they'll embrace.
The words will roll smoothly, you are on track,
It is possible Management welcomes you back.
In no time at all, you have exhausted three minutes,
But the Chairman will rail, if you pass the limits.
He will then want, to blow the whistle,
And your remaining words stick like a thistle.

ODE TO EVELYN DAVIS, PROPONENT COMCAST MEETING

I wish I had known where you would be at,
Then, perhaps nearby, I may have been sat.
This is a wishful thought, just a hunch,
We may have later chatted at lunch.
I realize you had two meetings that day,
And perhaps an alternate went out Texas way.
The two year penalty, I am able to endure,
It gives me time to compose and secure
A place on the ballot, thinking owners will find,
I am on their side, with money matters defined.

INTENTION—ATTENTION

Some persons do not act, it being their intention
To not refill a dispenser, pay no attention
That someone else attends to that chore,
When sometimes neglected, but wont explore
The possibility I left it empty, by intention,
And just as usual, it receives no attention.

Robert Dennis Morse

Not part of the presentation.

THE CAMEL

Thought of a camel just came to mind,
Being somewhat interesting, I find:
That camels are available in two sizes;
The one with a larger hump surprises,
That a rider can sit aboard its hump,
And the other has a sag-like rump.
To hold a person in place and yet,
The arched one is on which to bet.
It simply has a longer stride.
But gets there first if your butt can abide.
When in Morocco, I first learned,
Something about camels I had not turned,
To useful advice in answering a protest,
Now it comes in handy, even as a jest:
"Never let a camel gets its nose under a tent flap,
Or you might find one in your lap."
It will barge right in, paying no rent,
But might leave an atrocious scent.
Now, when a person objects to my proposal,
I put their info at my disposal.
When they claim there is no "Against" in a plurality vote,
Where is a stockholders' "Right to Dissent ?" Take note:
They gave this "camel" a look under the flap
And I barged right in, to fill the gap.
Showing that undeserved votes Management claim,
To perpetuate themselves in office is their game.

"I'D WALK A MILE—"

"I'd walk a mile for a Camel." is a long gone phrase,
But I just recalled it, to see how one plays;
With words to turn the event into fun,
Remember, the phrase said "walk" not run.
Should you arrive with time to spare,
You have no need for it, as you're already there,

CAMEL FLOG

The days are gone when "I'd walk a mile",
And it actually makes one smile,
The distance of travel I would think,
Is farther than I'd walk for a drink!

Robert Dennis Morse

Exhibit B Avaya's response letter, dated September 14, 2004, to the Original Proposal

(See Attached)

AVAYA

Avaya Inc.
Room 3C623
211 Mt. Airy Road
Basking Ridge, N.J. 07920
Phone: (908) 953-3918
Fax: (908) 953-4912
Email: fmahr@avaya.com

VIA OVERNIGHT MAIL

September 14, 2004

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, New Jersey 08057-1717
Phone: (856) 235-1711

Re: Shareholder Proposal

Dear Mr. Morse:

I am writing on behalf of Avaya Inc., a Delaware Corporation ("Avaya"). On September 1, 2004, Avaya received your letter, dated August 29, 2004, in which you request inclusion of your submitted proposal in Avaya's proxy materials for its 2005 annual meeting of shareholders.

Avaya hereby notifies you that it is planning to exclude the proposal from its proxy materials pursuant to SEC Rule 14a-8.

First, your letter fails to affirmatively state that either you or your representative will attend the meeting. You indicate in your letter that you will not attend, and you only state that you may arrange for a representative to attend. While we understand your inability to attend the shareholders' meeting, under Rule 14a-8(h)(1), "either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal."

Second, your proposal requests "that Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting." Your proposal is unclear whether it applies to all matters to be voted on. To the extent your proposal applies to matters other than the election of Directors, Avaya is planning to exclude your proposal pursuant to SEC Rule 14a-8(i)(10) which allows companies to exclude proposals that have already been substantially implemented. In each of its proxy cards since its first shareholder meeting in 2002, Avaya has included an "Against" voting option for all matters other than the election of Directors.

Third, to the extent your proposal applies to the election of Directors, it would put Avaya in a position of violating SEC Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Under Rule 14a-8(i)(2), proposals may be excluded if the proposal would cause the company to violate state, federal or foreign law to which it is subject. As such, under SEC Rule 14a-8(i)(3), Avaya is permitted to exclude your proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9." Because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, an "Against" vote for the Directors would have no effect and therefore, inclusion of such an option on Avaya's proxy card would be false or misleading. Moreover, inclusion of your supporting statement similarly would put Avaya in a position of violating SEC Rule 14a-9 in that your supporting statement references violations of the Constitution and/or The Bill of Rights if your proposal is not implemented. We believe inclusion of this language would be false and misleading given the subject matter of the proposal.

Avaya may also seek exclusion of your proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

If you choose to respond to this letter, please note that, pursuant to SEC Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,

Frank J. Mahr
Corporate Counsel

cc: Pamela F. Craven

Exhibit C Proponent's Response letter, dated September 16, 2004, and the Revised Proposal

(See Attached)

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 16, 2004

Frank J. Mahr, Counsel
Room 3C623
Avaya, Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920

Dear Mr. Mahr:

To alleviate your concerns, I make the following adjustments to permit my Proposal: I am the owner of $2000.00 equity in Avaya, Inc. stock, have held it over one year, and will continue to hold until after the Year 2005 Meeting.

FIRST: I, or an qualified representative will attend the Avaya Meeting of 2005. SEC Rule 14a-8—{h][1].

SECOND: SEC Rule 14a-8 [I][10] Quote: "to the extent your proposal applies to other than the election of Directors" "allows companies to exclude proposals that have already been implemented". Technically, you do not state that any proposal was ever made to place or return the word "Against" to any part of the voting card. Therefore, Avaya has merely supplied it to all matters to be voted on, with the exception of that for the vote for Director. All as Company desire to guarantee all Nominees will be elected under a "Plurality" Rule of Delaware State.

THIRD: SEC Rule 14a –8 [I][3] Now, you state that Avaya "did not opt out" of the Plurality Rules adopted by some states, including Delaware, the state of incorporation, Avaya is admitting that for purposes of guaranteeing election of all Nominees for Director, they have excluded "Against" under what is an exclusionary Rule, that is, no shareowner has a "Right of Dissent", a violation of the Constitution, and/or The Bill or Rights. Now you try to explain that it is unlawful to ignore an unlawful Rule in order to have continuity of winning all Director elections. You give no valid reasons why "Against" is necessary in all other matters but this one. Please do.

FINALLY: An acquaintance has remarked: "Why don't they take the easy route and print it, shareowner Proposals never get many votes !"

Note: I have all copies I need of the SEC Rules.

Sincerely,

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 16, 2004

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more equity in Avaya, Inc., propose that Management and Directors return the word "Against" to all voting cards in the vote for Directors for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX, Most major companies registered in DE, MD, NJ, NY, and VA with the explanation that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"-- Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil took out $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position. Keep in mind that the Product or services, and its Advertising and Acceptance are the source of income, not just the ones in top positions. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank You,

Robert D. Morse

Robert D. Morse

NOT PART OF PRESENTATION.

R. D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

WHEAT-THIN
COMMUNION RICE WAFER

IT IS NOT WRONGFUL TO COMPLY,
BY USING A SOLUTION THAT IS SLY.
JUST PICK UP A STEEL OR QUILL PEN,
A CONTAINER OF FOOD COLORING, AND THEN
PRINT THE WORD "WHEAT" ON A RICE WAFER,
PRESSING LIGHTLY TO BE SAFER.
NEXT, OF COURSE, I HAVE A HUNCH,
ONE MAY PICK UP A PAPER PUNCH,
USING IT GENTLY, MAKE A HOLE QUITE NEAT,
AND THE RESULT? YOU HAVE HOLE WHEAT!

Aug 28, 04
6:00 AM
10 MIN.

Robert Dennis Morse
Moorestown NJ 08057

Exhibit D Avaya's certificate of incorporation

(See Attached)

RESTATED
CERTIFICATE OF INCORPORATION
OF
AVAYA INC.

The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 16, 2000, under the name "Lucent EN Corp." On June 27, 2000, pursuant to a Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware, Avaya Inc., a Delaware corporation was merged with and into Lucent EN Corp. The name of the surviving corporation was, as of that date, changed to "Avaya Inc."

This Restated Certificate of Incorporation has been duly proposed by resolutions adopted and declared advisable by the Board of Directors of the Corporation, duly adopted by the sole stockholder of the Corporation and duly executed and acknowledged by the officers of the Corporation in accordance with Sections 103, 228, 242 and 245 of the General Corporation Law of the State of Delaware.

The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

Name

SECTION 1.01. The name of the Corporation (which is hereinafter referred to as the "Corporation") is "Avaya Inc."

ARTICLE II

Registered Agent

SECTION 2.01. The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the Corporation's registered agent at such address is The United States Corporation Company.

ARTICLE III

Purpose

SECTION 3.01. The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

Capital Stock

SECTION 4.01. The Corporation shall be authorized to issue 1,700,000,000 shares of capital stock, of which 1,500,000,000 shares shall be shares of common stock, $0.01 par value ("Common Stock"), and 200,000,000 shares shall be shares of preferred stock, $1.00 par value ("Preferred Stock").

SECTION 4.02. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors" and each member thereof, a "Director") is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the DGCL (a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the

Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c) whether dividends, if any, shall be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(d) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates or the method for determining the date or dates upon which such dividends shall be payable;

(e) the price or prices (or method of determining such price or prices) at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events, if any;

(f) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(g) the amount payable out of the assets of the Corporation to the holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h) provisions, if any, for the conversion or exchange of the shares of such series, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock, or any other security, of the Corporation, or any other corporation or other entity, and the price or prices or rate or rates of conversion or exchange and any adjustments applicable thereto, and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series, if any; and

(j) the voting rights, if any, of the holders of shares of the series.

SECTION 4.03. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. The holders of shares of Common Stock shall be entitled to one vote for each such share upon all proposals presented to the stockholders on which the holders of Common Stock are entitled to vote. Except as otherwise provided by law or by the resolution or resolutions adopted by the Board of Directors designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of Directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

SECTION 4.04. Pursuant to the authority conferred by this Article IV upon the Board of Directors of the Corporation, the Board of Directors created a series of 4,000,000 shares of Preferred Stock designated as Series B Convertible Participating Preferred Stock by filing a Certificate of Designations of the Corporation with the Secretary of State on September 12, 2000, and the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Corporation's Series B Convertible Participating Preferred Stock are set forth in Exhibit A hereto and are incorporated herein by reference.

ARTICLE V

Stockholder Action

SECTION 5.01. Effective as of the time at which Lucent Technologies Inc., a Delaware corporation, shall cease to be the beneficial owner of an aggregate of at least a majority of the then outstanding shares of Common Stock (the "Trigger Date"), any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Effective as of the Trigger Date, except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the "Whole Board") or by the Chairman of the Board of Directors. No business other than that stated in the notice shall be transacted at any special meeting. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock") then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article V.

ARTICLE VI

Election of Directors

SECTION 6.01. Unless and except to the extent that the By-laws of the Corporation (the "By-laws") shall so require, the election of Directors of the Corporation need not be by written ballot.

ARTICLE VII

Board of Directors

SECTION 7.01. Number, election and terms. Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of the Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board (but shall not be less than three). The Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the first annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, another class to be originally elected for a term expiring at the second annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, and another class to be originally elected for a term expiring at the third annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, with each class to hold office until its successor is duly elected and qualified. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each Director to hold office until such person's successor shall have been duly elected and qualified.

SECTION 7.02. Stockholder nomination of Director candidates; Stockholder proposal of business. Advance notice of stockholder nominations for the election of Directors and of the proposal of business by stockholders shall be given in the manner provided in the By-laws, as amended and in effect from time to time.

SECTION 7.03. Newly created directorships and vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

SECTION 7.04. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class.

SECTION 7.05. Amendment, repeal, etc. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article VII.

ARTICLE VIII

By-laws

SECTION 8.01. The By-laws may be altered or repealed and new By-laws may be adopted (a) at any annual or special meeting of stockholders, by the affirmative vote of the holders of a majority of the voting power of the Voting Stock then outstanding, voting together as a single class; provided, however, that any proposed alteration or repeal of, or the adoption of any By-law inconsistent with, Section 2.02 or 2.07 of the By-laws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class; provided, further, however, that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-law or By-laws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article VIII.

ARTICLE IX

Amendment of Certificate of Incorporation

SECTION 9.01. The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and, except as set forth in Article X, all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, VII, VIII or this sentence.

ARTICLE X

Limited Liability; Indemnification

SECTION 10.01. Limited Liability of Directors. A Director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except, if required by the DGCL, as amended from time to time, for liability (a) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the Director derived an improper personal benefit. Neither the amendment nor repeal of this Section 10.01 shall eliminate or reduce the effect of this Section 10.01 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 10.01 would accrue or arise, prior to such amendment or repeal.

SECTION 10.02. Indemnification and Insurance.
(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974, as in effect from time to time)

reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation shall pay the expenses incurred in defending any such proceeding in advance of its final disposition; any advance payments to be paid by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that, if and to the extent the DGCL requires, the payment of such expenses incurred by a Director or officer in such person's capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined that such Director or officer is not entitled to be indemnified under this Section 10.02 or otherwise. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to have the Corporation pay the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section 10.02 is not paid in full by the Corporation within 30 calendar days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 10.02 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested Directors or otherwise. No repeal or modification of this Article shall in any way diminish or adversely affect the rights of any Director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

(e) Severability. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article X (including, without limitation, each such portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed by its Vice President and General Counsel and attested by its Assistant Secretary this 28th day of September, 2000.

Pamela F. Craven

Name: Pamela F. Craven
Title: Vice President and General Counsel

Margaret G. Gelsi

Name: Margaret G. Gelsi
Title: Assistant Secretary this 28th day of September, 2000.

Exhibit E Amended and Restated By-Laws of Avaya Inc., approved November 2, 2000 and amended July 18, 2002

(See Attached)

AMENDED AND RESTATED BY-LAWS

OF

AVAYA INC.

(formerly known as Lucent EN Corp.)

Approved November 2, 2000

As Amended July 18, 2002

ARTICLE I

Offices And Records

SECTION 1.01. Delaware Office. The principal office of the Avaya Inc. (the "Corporation") in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The United States Corporation Company.

SECTION 1.02. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the "Board of Directors", and each member thereof, a "Director") may designate or as the business of the Corporation may from time to time require.

SECTION 1.03. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

Stockholders

SECTION 2.01. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

SECTION 2.02. Special Meeting. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock, par value $0.01 per share, of the Corporation (the "Common Stock") as to dividends or upon liquidation, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by (a) the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the "Whole Board"), or (b) by the Chairman of the Board of Directors (the "Chairman of the Board"). In addition, prior to the Trigger Date (as defined in the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation")), the Corporation will call a special meeting of stockholders promptly upon request by Lucent Technologies Inc., a Delaware corporation ("Lucent") if such entity is a stockholder of the Corporation. No business other than that stated in the notice shall be transacted at any special meeting.

SECTION 2.03. Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place, if any, of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

SECTION 2.04. Notice of Meeting. Notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 calendar days nor more than 60 calendar days before the date of the meeting, either personally, by mail or by other lawful means, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such person's address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all stockholders entitled to notice are present (except when stockholders entitled to notice attend the meeting for the express purpose of objecting, at the beginning of the meeting, because the meeting is not lawfully called or convened), or if notice is waived by those not present in accordance with Section 6.04. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.05. Quorum and Adjournment; Voting. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.06. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware (the "DGCL")) by the stockholder, or by such person's duly authorized attorney in fact.

SECTION 2.07. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of meeting pursuant to Section 2.04, (B) by or at the direction of the Board of Directors, (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law, or (D) in respect of the which the record date is prior to the Trigger Date, by Lucent.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.07, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by the Corporation. For purposes of determining whether a stockholder's notice shall have been delivered in a timely manner for the annual meeting of stockholders in 2002, the first anniversary of the previous year's meeting shall be deemed to be February 15, 2002. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (2) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.07 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board of Directors at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the

Corporation not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting under Section 2.04. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors, or (ii) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law, or prior to the Trigger Date, by Lucent. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more Directors to the Board of Directors, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting pursuant to such clause (ii), if the stockholder's notice required by paragraph (a)(ii) of this Section 2.07 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General. (i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.07 shall be eligible to serve as Directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.07 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case maybe, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (a)(ii)(C)(4) of this Section 2.07) and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.07, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(ii) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15 (d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 2.07, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.07. Nothing in this Section 2.07 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of preferred stock of the Corporation ("Preferred Stock") to elect Directors under an applicable Preferred Stock Designation (as defined in the Certificate of Incorporation).

SECTION 2.08. Procedure for Election of Directors; Required Vote. Election of Directors at all meetings of the stockholders at which Directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect Directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect Directors. Except as otherwise provided by law, the Certificate of Incorporation, Preferred Stock Designation, applicable stock exchange rules or other rules and regulations applicable to the Corporation or these By-Laws, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

SECTION 2.09. Inspectors of Elections; Opening and Closing the Polls. (a) The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The inspector(s) shall have the duties prescribed by law.

(b) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding officer, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding officer at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding officer should so determine, such person shall so declare to the meeting that any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III

Board of Directors

SECTION 3.01. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

SECTION 3.02. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this By-Law in conjunction with the annual meeting of stockholders. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.03. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the President or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

SECTION 3.04. Notice. Notice of any special meeting of Directors shall be given to each Director at such person's business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, orally by telephone or any other lawful means. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least 5 calendar days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile transmission, such notice shall be deemed delivered adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone, by hand delivery or by other lawful means, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-Laws, as provided under Section 8.01. A meeting may be held at any time without notice if all the Directors are present (except when Directors attend for the express purpose of objecting, at the beginning of the meeting, because it is not lawfully called or conveyed) or if those not present waive notice of the meeting either before or after such meeting.

SECTION 3.05. Action By Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in accordance with applicable law.

SECTION 3.06. Conference Telephone Meetings. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.07. Quorum. Subject to Article VII of the Certificate of Incorporation, a whole number of Directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 3.08. Executive and Other Committees.

(a) The Board of Directors may designate an Executive Committee to exercise, subject to applicable provisions of law, all the powers of the Board of Directors in the management of the business and affairs of the Corporation when the Board of Directors is not in session, including without limitation the power to declare dividends, to authorize the issuance of the Corporation's capital stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL, and may, by resolution similarly adopted, designate one or more other committees. The Executive Committee and each such other committee shall consist of one or more Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, other than the Executive Committee (the powers of which are expressly provided for herein), may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors when required.

(b) A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.04. The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not Directors; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

SECTION 3.09. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

Officers

SECTION 4.01. Elected Officers. The elected officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, Senior Vice Presidents and Executive Vice Presidents and Vice Presidents) as the Board of Directors from time to time may deem proper. The Chairman of the Board shall be chosen from among the Directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board of Directors or any committee thereof may from time to time elect, or the Chairman of the Board or President may appoint, such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board of Directors or such committee or by the Chairman of the Board or President, as the case may be.

SECTION 4.02. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held in conjunction with the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person's successor shall have been duly elected and shall have qualified or until such person's death or until he shall resign or be removed pursuant to Section 4.08.

SECTION 4.03. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to such person's office which may be required by law and all such other duties as are properly required of him by the Board of Directors. He shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman of the Board may also serve as an officer of the Corporation, if so elected by the Board of Directors. The Directors also may elect a Vice-Chairman to act in the place of the Chairman of the Board upon his or her absence or inability to act.

SECTION 4.04. Chief Executive Officer; President.
(a) The Chief Executive Officer shall act in a general executive capacity and shall assist the Chairman of the Board in the administration and operation of the Corporation's business and general supervision of its policies and affairs. The Chief Executive Officer, if he or she is also a Director, shall, in the absence of or because of the inability to act of the Chairman of the Board (or any Vice-Chairman), perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors.

(b) The President shall have such powers and duties as may be delegated to him or her by the Chairman of the Board, the Board or the Chief Executive Officer. The President shall perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

SECTION 4.05. Vice Presidents. Each Senior Vice President and Executive Vice President and any Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors or by the President.

SECTION 4.06. (a) Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositories in the manner provided by resolution of the Board of Directors. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board of Directors, the Chairman of the Board or the President.

(b) The Treasurer may designate one or more Assistant Treasurers who shall have such of the authority and perform such of the duties of the Treasurer as may be assigned to them by the Board of Directors, the Chairman of the Board or the Treasurer. During the Treasurer's absence or inability, the Treasurer's authority and duties shall be possessed by such Assistant Treasurer(s) as the Board of Directors, the Chairman or Vice Chairman of the Board or the President may designate.

SECTION 4.07. Secretary. (a) The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board of Directors, the Chairman of the Board or the President.

(b) The Secretary may designate one or more Assistant Secretaries who shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board of Directors or the Chairman of the Board or by the Secretary. During the Secretary's absence or inability, the Secretary's authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board of Directors, the Chairman of the Board, the President or a Vice Chairman of the Board of Directors may designate.

SECTION 4.08. Removal. Any officer elected by the Board of Directors may be removed by the affirmative vote of a majority of the Board of Directors or by a Committee of Directors appointed from time to time by the Board whenever, in the judgment of the Board or of such Committee, as applicable, the best interests of the Corporation would be served thereby. Any officer appointed by the Chairman of the Board or the President may he removed by him or her whenever, in such person's judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person's successor, such person's death, such person's resignation or such person's removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee benefit plan.

SECTION 4.09. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chairman of the Board or the President because of death, resignation, or removal may be filled by the Chairman of the Board or the President.

ARTICLE V

Stock Certificates and Transfers

SECTION 5.01. Stock Certificates and Transfers. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the Corporation may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such person's attorney, upon surrender for cancelation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe or as may otherwise be permitted by applicable law, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Notwithstanding the foregoing provisions regarding share certificates, the Corporation may provide that, subject to the rights of stockholders under applicable law, some or all of any or all classes or series of the Corporation's common or any preferred shares may be uncertificated shares.

SECTION 5.02. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or such person's discretion require.

ARTICLE VI

Miscellaneous Provisions

SECTION 6.01. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of October and end on the last day of September of each year.

SECTION 6.02. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 6.03. Seal. The corporate seal shall have inscribed thereon the words "Corporate Seal," the year of incorporation and the word "Delaware."

SECTION 6.04. Waiver of Notice. Whenever any notice is required to be given to any stockholder or Director under the provisions of the DGCL or these By-Laws, a waiver thereof given in accordance with applicable law shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

SECTION 6.05. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

SECTION 6.06. Resignations. Any Director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the President, or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

ARTICLE VII

Contracts, Proxies, Etc.

SECTION 7.01. Contracts. Except as otherwise required by law, the Certificate of Incorporation, a Preferred Stock Designation, or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board of Directors may determine. The Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed or for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President of the Corporation may delegate contractual powers to others under such person's jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

SECTION 7.02. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holders of stock or other securities in any other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other entity, or to consent in accordance with applicable law, in the name of the Corporation as such holder, to any action by such other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII

Amendments

SECTION 8.01. Amendments. The By-Laws may be altered or repealed and new By-Laws may be adopted (a) at any annual or special meeting of stockholders by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, provided, however, that any proposed alteration or repeal of, or the adoption of any By-Law inconsistent with, Section 2.02 or 2.07 by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class, and provided, further, however, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the By Laws of Avaya Inc., a Delaware corporation, as in effect on the date hereof.

Dated: July 24, 2002

Pamela F. Craven

Name: Pamela F. Craven
Title: Secretary, Senior Vice President, and General Counsel

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

October 25, 2004
Ph: 856 235 1711

Re: FedEx Letter from Avaya Corporation
Dated October 14, 2004
Received and read October 23, 2004

Ladies and Gentlemen:

In response to the 9 page letter signed by Eric Sherbet, I make the following statements:

Avaya. Inc. questioned my Proposal of August 29, 2004, therefore, I sent a revised version, which Avaya noted as received September 20, 2004. The copy of original was enclosed as a courtesy to eliminate looking it up. That should end all references to same, but continues throughout the presentation to eliminate the Revised Proposal. Had they not faulted by possibly intentional failure to interpret the first, they would not be able to claim "lateness" in receiving the second. Also, the delay from first received on September 1. 2004 to one in reply dated September 14, 2004 and received by me and responded to on September 16, 2004 is a two week period from the first, and should be well within the time limit set to receive one.

PAGE 2: The statement: "it is intended to apply to voting on matters other than the election of directors, the Original Proposal has been substantially implemented" –another reference to the Original—is false and misleading, as no "Against" [the vote for Directors] has appeared on their ballot voting cards as recommended, nor claim that it will be for 2005.

The claim of "timeliness" was refuted properly in first paragraph.

PAGE 3: The claim here is that the Proposal "is intended to apply to the election of directors", and immediately on PAGE 4, line 5 "to the extent it relates to voting on matters other than election of directors". The entire Proposal is based on the wrongfulness of denying "The Right of Dissent" and applies both ways. The Proposal is only concerned with Shareowners rights, not the "subjects" as claimed.

SUMMARY: The rest of the constantly repetitive wording is ridiculous, and imposes unnecessary waste of time reading by the Commission, and should be bypassed. The information could be contained within 3 pages. The National Paperwork Reduction Act is not being implemented.

Encl: 6 copies for the S.E.C.
1 copy for Avaya, Inc.
Rhymes for stress relief, not part of presentation.

Sincerely,

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 4, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Avaya Inc.
Incoming letter dated October 14, 2004

The proposals request that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Avaya may exclude the proposals under rule 14a-8(i)(2). In this regard, because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Avaya omits the proposals from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Avaya relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel